Exhibit 8.2

EXECUTION VERSION

Discover Funding LLC

800 Prides Crossing, Suite 100

Newark, Delaware 19713

NOTICE OF LIBOR REPLACEMENT

June 20, 2023

U.S. Bank Trust Company, National Association,

as Indenture Trustee

190 S. LaSalle Street, 7th Floor

Chicago, IL 60603

Attention: Corporate Trust Office

Re:	$300,000,000 Class A(2018-6) DiscoverSeries Notes (the “Notes”)

To whom it may concern:

Reference is made to that certain: Terms Document, dated as of October 11, 2018 (as amended or supplemented, the “Terms Document”), by and between Discover Card Execution Note Trust, a statutory trust created under the laws of the State of Delaware (the “Issuer”) and U.S. Bank Trust Company, National Association (successor to U.S. Bank National Association), as indenture trustee (the “Indenture Trustee”), to Second Amended and Restated Indenture Supplement, dated as of December 22, 2015 (as amended or supplemented, the “Indenture Supplement”), for the DiscoverSeries Notes, by and between the Issuer and the Indenture Trustee, to Amended and Restated Indenture, dated as of December 22, 2015 (as amended or supplemented, the “Master Indenture” and together with the Terms Document and the Indenture Supplement, the “Operative Documents”), by and between the Issuer and the Indenture Trustee, each pertaining to the above-captioned Notes.

ICE Benchmark Administration (“IBA”) will cease to quote certain tenors (including one-month tenors) of the London interbank offered rate (“LIBOR”) for United States dollars after June 30, 2023. The Operative Documents provide that the interest rate on the Notes is determined by reference to LIBOR for one-month United States dollar deposits, as appearing on Reuters Screen LIBOR01 as of 11:00 a.m., London time, on the applicable day.

In response to the announcement by IBA, the United States Congress passed the Adjustable Interest Rate (LIBOR) Act (the “LIBOR Act”) and, in connection therewith, the Board of Governors of the Federal Reserve System (the “Board”) issued the Regulation Implementing the LIBOR Act, as published in the Federal Register on January 26, 2023 (the “Final Regulations”).

Section 253.3(c) of the Final Regulations (as more fully described below) provides that, for certain agreements that contain LIBOR fallback provisions but do not identify a specific benchmark replacement, a determining person may elect for interest rates set after June 30, 2023 the Board-selected benchmark replacement as the benchmark replacement for LIBOR. In accordance with the Operative Documents, Discover Bank, as Calculation Agent, is the determining person with respect to the interest rate on the Notes. The Operative Documents provide if (i) the Calculation Agent determined LIBOR has been discontinued or is no longer published, (ii) the IBA will cease to provide LIBOR benchmark or (iii) LIBOR is not published on Reuters Screen LIBOR01 (or such other page as may replace the page on that service for the purpose of displaying the London interbank offered rate for one-month United States dollar deposits) for five (5) consecutive LIBOR business days, and an alternative reference rate has been selected by a central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof), or identified through any other applicable regulatory or legislative action or guidance, which is consistent with accepted market practice, the Calculation Agent will direct the Indenture Trustee to use such alternative rate as a substitute for LIBOR for the current determination date and for each future determination date unless and until directed otherwise.

Section 253.3(c) of the Final Regulations provides, except for any LIBOR contract described in paragraph (b)(2) of the Final Regulations (i.e. which identify a benchmark replacement for LIBOR), a determining person may select the Board-selected benchmark replacement specified in Section 253.4 of this rule as the benchmark replacement for a LIBOR contract. Any such selection shall be (i) irrevocable; (ii) made by the earlier of the LIBOR replacement date and the latest date for selecting a benchmark replacement according to the terms of the LIBOR contract; and (iii) used in any determinations of the benchmark under or with respect to the LIBOR contract occurring on and after the LIBOR replacement date.

Pursuant to Section 253.4(b)(1)(ii) of the Final Regulations, the benchmark replacement in place of one-month LIBOR tenors shall be CME Term SOFR plus the applicable tenor spread adjustment set forth in Section 253.4(c)(2) of the Final Regulations (which is 0.11448% for one-month LIBOR). CME Term SOFR is published by CME Group Benchmark Administration, Ltd. as indicative forward-looking measurements of the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York.

Each of the LIBOR Act and the Final Regulations applies to the Operative Documents for the Notes and, as a result, Discover Bank, as Calculation Agent, hereby notifies you that for the first setting of the interest rate for the Notes occurring after June 30, 2023 and each setting of the interest rate thereafter, the interest rate applicable to the Notes shall be calculated by substituting, in lieu of LIBOR, the sum of (i) CME Term SOFR plus (ii) 0.11448% (such sum, the “New Index”).

Discover Bank, as Calculation Agent, hereby instructs the Indenture Trustee to provide such notice to each registered Noteholder pursuant to the communication pathways established by The Depository Trust Company in order to communicate the replacement of LIBOR with the New Index in accordance with the foregoing paragraph to each Noteholder.

Should you have any questions or concerns with respect to the information contained in this notice, please reach out to Alfredo Agra, Director, at 302-323-7458 or alfredoagra@discover.com. Please acknowledge this notice and its contents by signing below and email a copy to the foregoing email address.

Sincerely,

Discover Bank

By:	/s/ Patricia S. Hall
Name: Patricia S. Hall
Title: Vice President, Chief Financial Officer and Treasurer

Acknowledged by:

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION,

Not in its individual capacity, but solely as Indenture Trustee

By:	/s/ Christopher J. Nuxoll
Name:	Christopher J. Nuxoll
Title:	Vice President